UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

INOZYME PHARMA, INC.

(Name of Subject Company)

INOZYME PHARMA, INC.

(Name of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

45790W108

(CUSIP Number of Class of Securities)

G. Eric Davis

President

Inozyme Pharma, Inc.

321 Summer Street, Suite 400

Boston, MA 02210

(857) 330-4340

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With Copies to:

Rachael Bushey, Esq.

Jennifer Porter, Esq.

Laura Gulick, Esq.

Goodwin Procter LLP

3025 John F Kennedy Blvd

Philadelphia, PA 19104

(445) 207-7800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as further amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by Inozyme Pharma, Inc., a Delaware corporation (the “Company” or “Inozyme”), with the U.S. Securities and Exchange Commission on June 2, 2025, relating to the tender offer by Incline Merger Sub, Inc., a Delaware corporation (“Purchaser”), and a wholly owned subsidiary of BioMarin Pharmaceutical Inc., a Delaware corporation (“BioMarin” or “Parent”), to acquire all of the issued and outstanding shares of common stock, par value $0.0001 per share, of Inozyme (the “Shares”), at a price per Share of $4.00, without interest and subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 2, 2025 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal, as amended or supplemented from time to time (together with the Offer to Purchase, constitute the “Offer”). Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged. This Amendment No. 3 is being filed to reflect certain amendments and updates as reflected below.

Item 8. Additional Information.

Item 8 “Additional Information” of the Schedule 14D-9 is hereby amended and supplemented by adding the following new subsection before the final subsection entitled “Cautionary Note Regarding Forward-Looking Statements” at the end of such Item 8:

“Final Results of the Offer and Completion of the Merger

The Offer expired at one minute following 11:59 p.m. Eastern Time and the Offer was not extended, on June 30, 2025. Computershare Trust Company, N.A., in its capacity as paying agent for the Offer, advised that, as of the expiration of the Offer, a total of 45,455,118 Shares were validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 69.8% of the Shares issued and outstanding as of the expiration of the Offer. As of the expiration of the Offer, the number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfied the Minimum Condition. On July 1, 2025, Purchaser irrevocably accepted for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer. Purchaser will as promptly as practicable pay for all such Shares pursuant to the terms of the Offer and the Merger Agreement.

Following the acceptance of such Shares, the Merger was completed on July 1, 2025, in accordance with Section 251(h) of the DGCL without a vote of Inozyme’s stockholders, and as a result of which Purchaser merged with and into Inozyme, with Inozyme surviving as a wholly owned subsidiary of BioMarin. At the Effective Time, each Share (other than (a) any Shares held by Inozyme (including Shares held in Inozyme’s treasury) as of immediately prior to the Effective Time, (b) any Shares held by BioMarin, Purchaser or any other direct or indirect wholly owned subsidiary of BioMarin as of immediately prior to the Effective Time, (c) Shares validly tendered and irrevocably accepted for purchase pursuant to the Offer, and (d) Shares held by holders (or held in a voting trust or by a nominee on behalf of a beneficial owner who beneficially owns such Shares) who are entitled to demand appraisal rights under Section 262 of the DGCL and have properly exercised and perfected their respective demands for appraisal of such shares in the time and manner provided in Section 262 of the DGCL and, as of the Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL) were converted into the right to receive a net amount in cash, without interest, equal to $4.00, subject to any withholding of taxes required by applicable law and ceased to have any rights with respect thereto, except the right to receive the Merger Consideration.

Following the consummation of the Merger, the Shares ceased to trade on The Nasdaq Global Select Market, and will be delisted therefrom. BioMarin intends to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of Inozyme’s reporting obligations under the Exchange Act as promptly as practicable.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Inozyme Pharma, Inc.

By:	/s/ G. Eric Davis
Name:	G. Eric Davis
Title:	President

Dated: July 1, 2025